November 4, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Cloudastructure, Inc. Amendment No. 2. to Registration Statement on Form S-1 Filed October 24, 2024 File No. 333-282038

Ladies and Gentlemen:

On behalf of Cloudastructure, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to a letter, dated September 26, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, publicly filed on October 24, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, an amendment to the Registration Statement (the “Amendment No. 3”) in response to the Staff’s comments and to reflect certain other changes.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 3.

Amendment No. 2 to Registration Form on S-1 filed October 24, 2024

Capitalization, page 28

1.	Please give pro forma effect to the conversion of all outstanding shares of Class B common stock on a one-for-one basis into shares of Class A common stock.

The Company respectfully acknowledges the Staff’s comment and has revised its capitalization table to give pro forma effect to the conversion of all outstanding shares of Class B common stock on a one-for-one basis into shares of Class A common stock.

2.	Please tell us your calculations giving effect to the 1-for-6 reverse stock split of Class A and Class B shares issued and outstanding as of June 30, 2024.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in the Capitalization section and throughout Amendment No. 3 to clarify, and in certain instances correct, the calculations giving effect to the 1-for-6 reverse stock split of Class A and Class B shares issued and outstanding as of June 30, 2024, and as of the date of the prospectus that forms a part of Amendment No. 3.

November 4, 2024

Principal and Registered Stockholders, page 67

3.	Please revise your beneficial ownership and registered stockholder disclosure to address the following issues:

•	Please revise your disclosure to explain how your shareholders beneficially own more than 100% of your voting power.

•	Your footnote (9) disclosure regarding a Standstill Agreement not to acquire more than 49% of your voting power is not consistent with the tabular disclosure that the registered stockholder beneficially owns 83.4% of your voting power. Please revise or advise.

•	The tabular disclosure appears to reflect that shares of Class B Common Stock are being registered for resale as shares of Class A Common Stock. Please revise your disclosure to correct or explain this. In this regard, we note there is no disclosure in the registration statement regarding the convertibility of shares of Class B Common Stock into shares of Class A Common Stock.

The Company respectfully acknowledges the Staff’s comment and has revised its beneficial ownership and registered stockholder disclosure to:

•	correct the “Percentage of Total Voting Power” reflected in the tabular disclosure of its beneficial ownership table;

•	revise the tabular disclosure corresponding to footnote (9) to reflect that Mr. Bentley will not acquire more than 49% of the Company’s voting power; and

•	revise the tabular disclosure to clarify that the Class B common stock is convertible into Class A common stock on a one-for-one basis, and footnote (9) to clarify that the Company is registering 340,372 shares of Class A common stock issuable upon conversion of the same number of Class B common stock. The Company has also added disclosure to page 71 of Amendment No. 3 regarding the convertibility of shares of Class B common stock into shares of Class A common stock.

Report of Independent Registered Public Accounting Firm, page F-2

4.	Please have your independent auditor provide a revised audit report to include a dual date for the reverse stock split effected on October 24, 2024 in accordance with PCAOB - Auditor Reporting, at paragraph .05 of AS 3110, or explain why a revised audit report is not required.

The Company respectfully acknowledges the Staff’s comment and has included in Amendment No. 3 a revised audit report from its independent auditor including a dual date for the reverse stock split effected on October 24, 2024 in accordance with PCAOB - Auditor Reporting, at paragraph .05 of AS 3110.

Balance Sheet, page F-3

5.	Please revise the presentation of your equity shares in the December 31, 2023 and June 30, 2024 financial statements and elsewhere in your filing to retrospectively restate the number of shares to reflect the reverse split. Refer to the guidance in SAB Topic 4C and FASB ASC 505-10-S99-4. Additionally, include disclosures where appropriate in the filing confirming that the reverse stock split has been retrospectively applied for all periods presented.

The Company respectfully acknowledges the Staff’s comment and has revised the presentation of its equity shares in the December 31, 2023 and June 30, 2024 financial statements and elsewhere in Amendment No. 3 to retrospectively restate the number of shares to reflect the reverse split, and has included disclosure on pages 1, 4 and 6, and throughout Amendment No. 3, as appropriate, indicating that the reverse stock split has been retrospectively applied for all periods presented.

November 4, 2024

Notes to the Financial Statements

Note 8 - Subsequent Events, page F-13

6.	Please provide disclosures about the reverse stock split, effected on October 24, 2024, in the subsequent events note here and in note 10 to the unaudited interim financial statements for the period ended June 30, 2024.

The Company respectfully acknowledges the Staff’s comment and has provided disclosures about the reverse stock split in the subsequent events notes in the December 31, 2023 and June 30, 2024 financial statements.

* * *

Should you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 980-7208.

Sincerely,

SAUL EWING LLP

/s/ Vanessa Schoenthaler
Vanessa Schoenthaler

cc:	James McCormick, Cloudastructure, Inc. Greg Smitherman, Cloudastructure, Inc.